Exhibit 3.1

AMENDMENT

TO

BYLAWS OF TRUSTMARK CORPORATION

Effective as of the date indicated below, upon approval by a majority of the members of the Board of Directors of Trustmark Corporation (the “Company”) at a meeting duly called and at which a quorum was present, the Bylaws of the Company shall be amended as follows:

The last sentence of Article III, Section 2 thereof shall be amended and restated in its entirety as follows:

“Upon attaining the age of seventy (70) years, a director shall retire effective upon the completion of such director’s then current term of office; provided, that the person serving as Chairman at the time of the adoption of the amendment to this Article III, Section 2 shall not be required to retire until the completion of such director’s term of office following the director’s attainment of the age of seventy-one (71) years.”

The foregoing amendment of the Bylaws was duly approved and adopted at a meeting of the Board of Directors on December 11, 2018.